

Mail Stop 3030

May 6, 2010

Via Mail and Facsimile 011-44-020-7930-3353

Mr. Adrian Hennah
Chief Financial Officer
Smith & Nephew plc
15 Adam Street
London, England WC2N 6LA

> **Re: Smith & Nephew plc**
> **Form 20-F for the Year Ended December 31, 2009**
> **Filed March 26, 2010**
> **File No. 001-14978**

Dear Mr. Hennah:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2009

-Business Overview, page 26

-2009 Year, page 30

-Cost of Goods Sold, page 32

1.   We note from page 105 that you recognized $92 million and $69 million of inventory
        write downs from excess and obsolete inventory for fiscal 2009 and 2008, respectively.
        Please revise future filings to quantify the effects of the inventory charges on cost of
        sales. Additionally, when material, please quantify the impact that sales of inventory
        written-down had on margins.

Group Income Statement, page 82

2.   Since you classified expenses by function in your consolidated income statement, please
        explain to us how you considered the additional disclosures required under paragraphs
        104-105 of IAS 1.

Note 2(a), Accounting Policies, page 86

-Consolidation, page 85

3.   We note that you consolidate subsidiaries on the date that you obtain control of your
        subsidiaries. Please tell us the criteria/indicators that you utilize to determine when you
        obtain control. Refer to the guidance in paragraph 13 of IAS 27.

-Property, Plant and Equipment, page 88

4.   Please tell us if you review the residual value and the useful life of these assets at least at
        your fiscal year end. Refer to the guidance in paragraph 51 of IAS 16.

Note 3(b). Geographic Information, page 96

5.   We note that you present $1.1 billion of capital expenditures by geographic location for
        fiscal 2007. We further note from your 2008 Form 20-F that you presented $218 million
        of capital expenditures by geographic location for fiscal 2007. Please reconcile the
        amounts reported here and within your 2008 Form 20-F.

Note 14. Intangible Assets, page 102

6.   We note that you recognized $25 million of impairment charges during fiscal 2009
        related to your intangible assets arising from the acquisition of Osteobiologics Inc. and

your pain management business. Please explain to us the events and circumstances that led to the recognition of the impairment for these intangible assets. Refer to the guidance in paragraph 130 of IAS 36.

Note 23. Provisions, page 114

7.   We note your disclosure related to onerous leases. Please revise your future filings to explain how you determine the amount to recognize as a provision for onerous contracts and how you considered the guidance in paragraphs 66-69 of IAS 37. Provide us with a sample of your proposed disclosure.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.
    .

                      Sincerely,

                      Kate Tillan
                      Assistant Chief Accountant